JOURNEY RESOURCES CORP.
 407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

August 18, 2008

JOURNEY RESOURCES ANNOUNCES COMPLETION OF SAMPLING PROGRAM ON SILVERIA PROPERTY

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) is pleased to announce that they have completed an extensive surface and underground sampling program at the Silveria Project in Peru.

A total of 1,283 samples have been taken and submitted to ALS Chemex (Lima) for gold, silver and base metal analysis. A total of 316 samples are rock chip grab samples taken from dumps at drift portals, 628 are surface rock chip outcrop and subcrop samples and 339 are underground channel samples. Assay results have been received for 120 of the samples taken from dumps.

The Silveria Property covers approximately 3,959 hectares, is located approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Silveria claims encompass the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District, Province of Huarochiri, Department of Lima, Peru.

Sampling of rock dumps at drift portals has provided information on the grade distribution and vertical zonation of mineralization within individual veins and on variations in the style of mineralization between different veins. Initial observations indicate that most veins are silica-pyrite dominant at elevations above 4,800 metres and pass downwards into silver-bearing galena-sphalerite dominant veins. Chalcopyrite is present in most veins and appears to increase in tenor downwards. Historic mining targeted the galena-sphalerite dominant intervals of the veins.

Assay results received to date have identified samples with high gold grades in veins for which historic records do not mention gold. One sample assayed 6.89 g/t Au, 3240 g/t Ag, 1.5% Pb and 2.6% Zn. The high gold-silver grade, but relatively low lead-zinc grade, suggests that silver grades are not always linked to lead grades, but may occur with gold in a quartz-pyrite assemblage. Quartz-pyrite veins were not historically mined.

Outcrop and subcrop samples were primarily taken from quartz-pyrite vein stockwork zones, silica and silica-pyrite altered areas and unmined quartz-pyrite-base metal veins at the top of the Pacococha Prospect where the potential for a bulk target exists. All assay results are pending.

Underground channel samples were taken in order to verify the grade of unmined ore blocks. Access was provided by existing adits and drifts, and samples were taken at 40 metre intervals along the length of each adit and drift. Assay results are pending, although sampling indicated that sphalerite-galena mineralized veins remain in some parts of the mine. Overall, adits and drifts are in good condition.

Journey is also pleased to announce that a technical report, prepared by SRK Exploration Services (UK) in accordance with National Instrument 43-101, regarding the Silveria Project has been accepted for filing by the TSX Venture Exchange and is available at www.sedar.com.

The President of Journey, Mr. Jack Bal comments; “We are very pleased with the progress to date on the Silveria Project and look forward to receiving all assay results in the near future. We are also very pleased to have completed and filed a 43-101 technical report on the Silveria Project. ”

Available historic mine plans, long sections and production records have been imported into a digital GIS database and are currently being verified by Journey prior to import into a 3D model. The Company intends to engage SRK (UK) as the lead consultants for resource modeling and Wardell Armstrong International (Truro UK) have commenced bench scale metallurgical scoping studies

Journey has implemented a rigorous quality assurance and quality control (“QA/QC”) program, which includes the insertion of field blanks, certified standards and staged duplicates into the sample stream. Samples are submitted in discrete batches and laboratory performance is monitored on a batch by batch basis with pre-defined tolerance limits. Remedial action is taken for any batch that fails QA/QC.

The contents of this press release were reviewed by Dr. Chris Wilson, FAusIMM (CP) and FSEG, who is a Qualified Person for the purpose of NI43-101 reporting.

Journey recently entered into a joint venture agreement with Grenville Gold Corporation, whereby it has an exclusive option to acquire up to a 75% interest in the Silveria Property.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine. The Company also recently entered into a joint venture agreement, whereby it has an exclusive option to acquire up to a 75% interest in the Silveria Property, which covers approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

Contact jackbal@journeyresourcescorp.com or phone 604-633-2442, toll free 1-800-667-1442

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.